# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Graphjet Technology, CIK 0001879373
CUSIP: G30449105
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Lot 3895, Lorong 6D, Kampung Baru Subang, Seksyen U6, Shah Alam, Selangor, Malaysia (N8), 40150
Date of event which requires filing of this statement: 04/22/2025
Filed by CIK 0002068377
Persons authorized to receive notices and communications: Aiden Lee Ping Wei, 44, Lorong Alma Jaya, Taman Alma Jaya 31, Bukit Mertajam, Pulau Pinang, Malaysia (N8), 14000, 60182727799

## Reporting persons
- Aiden Lee Ping Wei (CIK 0002068377): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 71,789,569; shared voting power 0; sole dispositive power 71,789,569; shared dispositive power 0; aggregate amount beneficially owned 71,789,569 (48.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Graphjet Technology
Address of issuer's principal executive offices: Lot 3895, Lorong 6D, Kampung Baru Subang, Seksyen U6, Shah Alam, Selangor, Malaysia (N8), 40150

## Item 2. Identity and Background
Name of person filing: Aiden Lee Ping Wei.
Residence or business address: The address of the Reporting Person is 44, Lorong Alma Jaya Taman Alma Jaya 31 Bukit Mertajam Pulau Pinang 14000 Malaysia.
Present principal occupation or employment: The Reporting Person currently serves as an advisor to the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 22, 2024, the Reporting Person entered into (i) a Share Purchase Agreement with Lim Hooi Beng (the "Lim Agreement"), (ii) a Share Purchase Agreement with Aw Jeen Rong (the "Aw Agreement"), and (iii) a Share Purchase Agreement with Liu Yu (the "Liu Agreement" and, together with the Lim Agreement and the Aw Agreement, the "Purchase Agreements") to purchase, in the aggregate, 62,904,719 Shares (the "Purchased Shares"). The aggregate purchase price of the Purchased Shares was approximately RM 22,000. Such Purchased Shares were acquired with the personal funds of the Reporting Person.

The Reporting Person acquired 8,884,850 Shares in connection with the Reporting Person's employment with the Issuer, including pursuant to an employment agreement with the Issuer (the "Employment Agreement").

The descriptions of the Purchase Agreements and the Employment Agreement contained in this Item 3 do not purport to be complete and are subject to, and qualified in their entirety by, reference to the full text of the Lim Agreement, the Aw Agreement, the Liu Agreement, and the Employment Agreement, which are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4, respectively, and are incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Shares for investment purposes. The Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time-to-time additional securities of the Issuer in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, the Reporting Person may, from time to time, retain, transfer, gift, or sell all or a portion of the Reporting Person's shares in the open market or in privately negotiated transactions. Any actions that the Reporting Person might undertake will depend upon the Reporting Person's review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the board of directors of the Issuer; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

The Reporting Person is the former Chief Executive Officer of the Issuer and has engaged in discussions with senior management of the Issuer. The Reporting Person will participate in management of the Issuer through the Reporting Person's service as an advisor to the Issuer. The Reporting Person may have engaged, or may in the future engage, in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, financial condition, governance, strategy and future plans of the Issuer. Such discussions may include proposing or considering one or more of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D. To the extent the Reporting Person may be involved in the formulation or approval of any such action solely in the Reporting Person's capacity as an advisor of the Issuer, the Reporting Person does not expect to disclose such developments of the Reporting Person's involvement by amending this statement of beneficial ownership.

The information set forth in Item 3 above is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 146,741,306 Shares outstanding as of October 31, 2024, as disclosed in the Form S-1/A filed by the Issuer with the Securities and Exchange Commission on November 1, 2024.

As of the date hereof, the Reporting Person may be deemed the beneficial owner of 71,789,569 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Person has not effected any transactions in the Shares during the past sixty days. The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 5.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

99.1 - Share Purchase Agreement, dated as of April 22, 2025, by and between Aiden Lee Ping Wei and Lim Hooi Beng.

99.2 - Share Purchase Agreement, dated as of April 22, 2025, by and between Aiden Lee Ping Wei and Aw Jeen Rong.

99.3 - Share Purchase Agreement, dated as of April 22, 2025, by and between Aiden Lee Ping Wei and Liu Yu.

99.4 - Employment Agreement, dated as of March 14, 2024, by and between Graphjet Technology and Aiden Lee Ping Wei (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2024 (File No. 001-41070)).

## Signatures
- Aiden Lee Ping Wei: /s/ Aiden Lee Ping Wei, Aiden Lee Ping Wei, Individually (05/14/2025)